Filed Pursuant to Rule 433

Registration No. 333-285537

Dated: July 15, 2026

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Subordinated Notes” in the Prospectus Supplement, subject to completion, dated July 15, 2026 to the Prospectus dated April 10, 2025 (the “Preliminary Prospectus Supplement”).

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Subordinated Notes

Security:	Fixed-Rate Reset Subordinated Notes due 2041

Currency:	USD

Size:	$3,000,000,000

Maturity:	July 23, 2041

Initial Fixed Rate Period:	From and including July 23, 2026 to, but excluding, July 23, 2036

Reset Date:	July 23, 2036

Subsequent Fixed Rate Period:	From and including July 23, 2036 to, but excluding, Maturity

Payment Frequency:	Semi-annual

Day Count Fraction:	30/360

Benchmark Treasury:	4.375% due May 15, 2036

Benchmark Treasury Yield:	4.553%

Spread to Benchmark Treasury:	+125 basis points

Reoffer Yield:	5.803%

Initial Fixed Rate Coupon:	5.803%, payable semiannually in arrears during the Initial Fixed Rate Period.

Subsequent Fixed Rate Coupon:	An annual rate equal to the “treasury rate” (as described in the Preliminary Prospectus Supplement) as of the Reset Determination Date plus a spread of 1.250% per annum, payable semiannually in arrears during the Subsequent Fixed Rate Period.

Reset Determination Date:	The day that is three business days prior to the Reset Date.

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$2,986,500,000

Interest Payment Dates:	Each January 23 and July 23, beginning January 23, 2027 and including July 23, 2041.

Business Day:	New York

Business Day Convention:	Following business day.

Optional Redemption:	We may redeem the subordinated notes, at our option, in whole at any time or in part from time to time, on or after July 23, 2031 and prior to July 23, 2036 upon at least 5 days’ but no more than 60 days’ notice to holders of the subordinated notes, at a redemption price equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the subordinated notes to be redeemed discounted to the redemption date (assuming the subordinated notes matured on July 23, 2036) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the “Treasury Rate” (as described in the Preliminary Prospectus Supplement) plus 20 basis points less (b) interest accrued on those subordinated notes to the redemption date; and (ii) 100% of the principal amount of the subordinated notes to be redeemed; plus, in either case, accrued and unpaid interest on the subordinated notes to be redeemed to, but excluding, the redemption date.

In addition, we may redeem the subordinated notes, at our option, in whole, but not in part, on July 23, 2036 upon at least 5 days’ but no more than 60 days’ notice to holders of the subordinated notes, at a redemption price equal to 100% of the principal amount of the subordinated notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

In addition, we may redeem the subordinated notes, at our option, in whole at any time or in part from time to time, on or after January 23, 2041 upon at least 5 days’ but no more than 60 days’ notice to holders of the subordinated notes, at a redemption price equal to 100% of the principal amount of the subordinated notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The foregoing supplements and supersedes the information set forth under “Description of the Subordinated Notes” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	48128BAT8 / US48128BAT89

Trade Date:	July 15, 2026

Settlement Date:	July 23, 2026 (T+6)

Denominations:	$2,000 x $1,000

Concurrent Issuance:	In addition to the subordinated notes described in this term sheet, JPMorgan Chase & Co. is concurrently offering $500,000,000 of floating rate notes due 2030, $2,500,000,000 of fixed-to-floating rate notes due 2030 and $3,000,000,000 of fixed-to-floating rate notes due 2032. The consummation of each of these offerings is not contingent on any other offering.

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:

BBVA Securities Inc.

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

CIBC World Markets Corp.

Citizens JMP Securities, LLC

Danske Markets Inc.

Desjardins Securities Inc.

Intesa Sanpaolo IMI Securities Corp.

KeyBanc Capital Markets Inc.

M&T Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

National Bank of Canada Financial Inc.

Nomura Securities International, Inc.

Rabo Securities USA, Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

UniCredit Capital Markets LLC

Academy Securities, Inc.

American Veterans Group, PBC

Apto Partners, LLC

Blaylock Van, LLC

C.L. King & Associates, Inc.

Cabrera Capital Markets LLC

CastleOak Securities, L.P.

Falcon Square Capital LLC

Great Pacific Securities

Guzman & Company

Independence Point Securities LLC

Loop Capital Markets LLC

MFR Securities, Inc.

Multi-Bank Securities, Inc.

Penserra Securities LLC

R. Seelaus & Co., LLC

Roberts & Ryan Investments, Inc.

Siebert Williams Shank & Co., LLC

Stern Brothers & Co. Telsey Advisory Group LLC

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any subordinated notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on July 23, 2026 which will be more than one U.S. business day after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in one business day, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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